Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,								Three Months Ended
	2001	2002	2003		2004		2005		March 31, 2006
Pre tax Earnings before minority interest and gain on issuance of units of the Partnership	$(4,025)	$418	$10,426		$22,088		$18,765		$1,954
Add back fixed charges:
Interest Expense	2,253	2,717	3,392		9,339		16,076		8,679
Less Pre-tax earnings required to pay preferred dividends	(3,031)	(4,648)	(5,514)		(208)		—		—

Earnings before fixed charges and preferred dividends	$(4,803)	$(1,513)	$8,304		$31,219		$34,841		$10,633

Fixed Charges:
Capitalized Interest	—	—	—		—		883		1,470
Interest expense	2,253	2,717	3,392		9,339		16,076		8,679

Pre-tax earnings required to pay preferred dividends	3,031	4,648	5,514		208		—		—

Total Fixed Charges and Preferred Dividends	$5,284	$7,365	$8,906		$9,547		$16,959		$10,149

Ratio of earnings to combined fixed charges and preferred dividends	—	—	0.9	x	3.3	x	2.1	x	1.0	x

Earnings inadequate to cover fixed charges	$(10,087)	$(8,878)	—		—		—		—